May 24, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler AG
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 2, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2013
File No. 1-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler AG (“Foster Wheeler”, the “Company”, “we”, “our” or “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 13, 2013 (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

General

1.	We note that there was a steep decline in the future revenues of new orders at the Global Power Group as of the most recent fiscal year. While there is a discussion of the current state of the Global Power Group and management’s view of the segment’s future prospects on pages 47 and 48, there is no discussion of this decline, its perceived causes, or whether it is likely to have a material impact on the company. Please supplementally provide us with management’s views on this decline, and please provide a discussion of any material declines or increases in new orders in future filings. See Section III.B.3 of SEC Release 33-8350.

Foster Wheeler AG

Lindenstrasse 10

CH 6340 Baar, Switzerland

41-41-7484320

United States Securities and Exchange Commission

May 24, 2013

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure as necessary in future filings as noted below.

The following is an excerpt from pages 31-32 of our Form 10-K. In future filings, we would move the section entitled “New Orders and Backlog of Unfilled Orders” from immediately after to immediately before the section entitled “Challenges and Drivers.” Furthermore, we would add a further explanation of the decline in new orders, which has been identified using underlined text. Deletions have been identified using strikethrough text. Amounts are in thousands of U.S. dollars.

New Orders and Backlog of Unfilled Orders

The tables below summarize our new orders and backlog of unfilled orders by period:

	2012	2011	2010
New orders, measured in future revenues:
Global E&C Group*	$2,860,400	$3,024,900	$2,902,100
Global Power Group	589,100	1,260,900	1,203,700

Total*	$3,449,500	$4,285,800	$4,105,800

* Balances include the following Global E&C Group flow-through revenues, as defined in the section entitled
“—Results of Operations-Operating Revenues” within this Item 7:	$462,800	$1,577,700	$963,000

	As of December 31,
	2012	2011
Backlog of unfilled orders, measured in future revenues	$3,648,000	$3,626,100
Backlog, measured in Foster Wheeler scope*	$2,950,200	$2,562,300
Global E&C Group man-hours in backlog (in thousands)	17,000	11,600
* As defined in the section entitled “—Backlog and New Orders” within this Item 7.

Please refer to the section entitled “—Backlog and New Orders” within this Item 7 for further detail.

Challenges and Drivers

Our primary operating focus continues to be booking quality new business and effectively and efficiently executing our contracts. The global markets in which we operate are largely dependent on overall economic conditions and global or regional economic growth rates and the resultant demand for oil and gas, electric power, petrochemicals and refined products. Both of our business groups have been impacted by unfavorable economic growth rates in most of their respective global markets during 2012. Additionally, there is potential downside risk to continued unfavorable global economic growth rates driven primarily by continued sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented, a slowdown in the economic growth rate in China and geopolitical oil supply risks, which could impact global economic growth through a significant rise in oil prices. If these risks materialize, the ability of both of our business groups to book work could be negatively impacted, which could have a material negative impact on our business.

United States Securities and Exchange Commission

May 24, 2013

In the engineering and construction industry, we expect long-term demand to be strong for the end products produced by our clients, and we believe that this long-term demand will continue to stimulate investment by our clients in new, expanded and upgraded facilities. Our clients plan their investments based on long-term time horizons. We believe that global demand for energy, chemicals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand. Global markets in the engineering and construction industry have experienced intense competition among engineering and construction contractors and pricing pressure for contracts awarded. We have seen instances of protracted client bidding and contract award processes and clients releasing tranches of work on a piecemeal basis. However, we are seeing clients continuing to develop new projects and, after making final investment decisions, moving forward with previously planned projects. The challenges and drivers for our Global E&C Group are discussed in more detail in the section entitled “—Results of Operations-Business Segments-Global E&C Group-Overview of Segment,” within this Item 7.

The demand for the products and services of our Global Power Group was negatively impacted during 2012 due to an increased level of timing delays related to project award dates. This decrease in demand was evidenced by the level of new orders received in 2012, which was a significant decline from the level of new orders received in 2011 and 2010. ~~However, we believe opportunities will continue in the growth regions of Asia, the Middle East and South America driven by growing electricity demand.~~ A number of constraining market factors continue to impact the markets that we serve. These factors include political and environmental sensitivity regarding coal-fired steam generators, particularly in the U.S. and Western Europe, as well as the outlook for continued lower natural gas pricing over the next three to five years, which has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. These factors may continue in the future. However, we believe opportunities will continue in the growth regions of Asia, the Middle East and South America driven by growing electricity demand. The challenges and drivers for our Global Power Group are discussed in more detail in the section entitled “—Results of Operations-Business Segments-Global Power Group-Overview of Segment,” within this Item 7.

2.	In future filings, when sales to a customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you, please identify that customer. We note that one client accounted for 12% of your consolidated operating revenues in 2012.

Response:

As referenced in the Staff’s comment, we note that Item 101 (c) (1) (vii) of Regulation S-K requires disclosure of the name of a customer if sales to the customer equal or exceed 10% of consolidated revenues of the registrant and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. We advise the Staff that, although sales to the referenced customer exceeded 10% of our consolidated revenues in 2012, we did not disclose the name of this customer in our Form 10-K filing because we believe that the loss of such customer would not have a material adverse effect on our business and that of our subsidiaries taken as a whole.

Our operating revenues attributable to a single customer may be significantly affected by flow-through revenues. As disclosed in our Form 10-K and Form 10-Q filings, flow-through revenues and costs are generated when we purchase materials, equipment or third-party services on behalf of our customer on a reimbursable basis with no profit on the cost of the materials, equipment or third-party services and where

United States Securities and Exchange Commission

May 24, 2013

we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings, and therefore the loss of such revenues or costs would not have a material effect on our business, results of operation or financial position. For example, operating revenues of $418 million that we generated working on projects with this particular customer included flow-through revenues of $375 million. We do not believe the loss of the operating revenues of $43 million, or 1.7% of our operating revenues, in each case exclusive of the flow-through revenues, generated by projects with this particular customer would have been material to our business, results of operation or financial position.

We confirm to the Staff that we will continue to evaluate our disclosure in future filings as to whether any customers representing 10% or more of our consolidated revenues should be disclosed in light of the Regulation S-K requirement and the Staff’s comment.

Results of Operations

EBITDA, page 39

3.	You discuss $6.9 million of the total $66.0 million net increase in contract profit from the regular evaluation of final estimated contract profit revisions for the year ended December 31, 2012. Given the $66 million net increase represents approximately 11% of contract profit and 31% of income before income taxes for the year ended December 31, 2012, please discuss in future filings any other significant components of this net amount. Please show us supplementally what the revised disclosure will look like.

Response:

As disclosed in Note 1 to the consolidated financial statements, accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. These estimates are revised as additional information becomes available or as specific project circumstances change. We aggregate and disclose these estimate revisions in our Form 10-K as the regular revaluation of final estimated profit.

In our Form 10-K, we disclosed that the $66.0 million of final estimated contract profit revisions included a $6.9 million settlement with a subcontractor on a legacy project. The balance of the $66.0 million results from the regular revaluation of final estimated profit across our portfolio of contracts. We believe the settlement of a legacy contract is qualitatively different than the regular revaluation of final estimated profit and, as such, determined that it was appropriate to separately disclose this amount in our Form 10-K. We confirm to the Staff that we will continue to separately disclose significant or qualitatively unique components of this net amount in future filings if they occur.

Our final estimated contract profit revisions typically impact estimated contract costs, which are reported in cost of operating revenues. Accordingly, we note that $66.0 million of contract profit revisions represents only 2.3% of the total cost of operating revenues, which we believe is a reasonable level of estimated profit changes.

Contractual Obligations, page 53

4.	In future filings, please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

United States Securities and Exchange Commission

May 24, 2013

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 53 of our Form 10-K, with our proposed addition identified by underlined text. Amounts are in thousands of U.S. dollars.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt:
Principal	$81,400	$11,100	$23,300	$16,200	$30,800
Interest	8,200	1,900	2,900	1,400	2,000
Interest rate swaps *	12,200	2,500	4,300	2,900	2,500
Capital lease obligations:
Principal	56,300	2,600	6,300	8,200	39,200
Interest	36,800	5,400	10,100	8,600	12,700
Non-cancelable operating lease obligations	356,300	55,600	97,100	71,200	132,400
Purchase commitments	959,100	903,500	53,200	1,000	1,400
Funding requirements:
Pension U.S. **	300	—	200	100	—
Pension non-U.S. **	101,300	21,900	41,700	37,700	—
Other postretirement benefits	49,400	5,200	10,500	10,300	23,400

Total contractual cash obligations	$1,661,300	$1,009,700	$249,600	$157,600	$244,400

* In determining the payments under our interest rate swap agreements, we used the difference between a weighted-average fixed interest rate of 4.48%, based on the terms of our interest rate swap agreements, and the variable rates of the underlying debt facilities based upon an estimated 6-month Euribor plus a spread varying from 0.9% to 1.0% throughout the life of the debt facilities. Payments related to the underlying variable rate debt facilities are included on the interest line in the above table. Please refer to Note 7 to the consolidated financial statements included in this annual report on Form 10-K for further discussion of our interest rate swap agreements.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 49

5.	Please expand your disclosures in future filings to discuss the underlying reasons for changes in working capital components, with specific discussions for accounts and notes receivable. Given the impact that changes in your receivables had on your cash flows from operations, please also consider whether a discussion of financial measures such as day’s sales outstanding would be relevant to a reader of your financial statements. Given the 33% increase in accounts and notes receivable, net, from December 31, 2011 to December 31, 2012, please also discuss the factors that led to a net reduction in the allowance for doubtful accounts from December 31, 2011 to December 31, 2012. See Section IV.B of the SEC Interpretive Release No. 33-8350. Please show us supplementally what the revised disclosure will look like.

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below. The following is an excerpt from page 49 of our Form 10-K, with our proposed addition identified by underlined text.

United States Securities and Exchange Commission

May 24, 2013

Working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our contracts and the timing of the related cash receipts. During 2012, we used cash to fund working capital in both our Global E&C Group and our Global Power Group, as cash used for services rendered and purchases of materials and equipment exceeded cash receipts from client billings, which included the impact of delayed project payments ~~within~~ and contributed to our increase in receivables balance. Project payments can be delayed, particularly on contracts involving national oil companies, due to those customers’ internal processes for approval of invoices and release of funds. Our accounts receivable at December 31, 2012 included a greater concentration of receivables from national oil companies, relative to December 31, 2011, and a number of large projects in our Global Power Group were in the final phases of execution and commissioning where virtually all of the cash has been collected in advance. In general, delay in payment by our customers is not indicative of customer credit risk. In other cases where payments are delayed due to disagreements between us and our clients regarding the level of or quality of work performed or regarding billing terms, we assess our contractual right to invoice the client and, if we believe there is a probable commercial risk to collection of contract revenues, we provide an allowance against the valuation of contract work in progress within the contract. We generated cash from the conversion of working capital during 2011, as cash receipts from client billings exceeded cash used for services rendered and purchases of materials and equipment. During 2010, we used cash to fund working capital.

We do not believe that a discussion of days sales outstanding or similar working capital turnover metrics are meaningful in the context of long-term contract accounting and percentage of completion revenue recognition.

In order to address the Staff’s comment regarding the decline in our allowance for doubtful accounts in 2012 compared to 2011 despite the increase in our accounts receivable balance, in future filings we will clarify our disclosure in Note 3 to our financial statements. The following is an excerpt from page 83 of our Form 10-K, with our proposed addition identified by underlined text. Amounts are in thousands of U.S. dollars.

Accounts and Notes Receivable, net

The following table shows the components of trade accounts and notes receivable:

	December 31, 2012	December 31, 2011
Receivables from long-term contracts due within one year	$602,731	$421,223

Retention receivables estimated to be due in:
One year	18,028	17,171
Two years and thereafter	560	2,862

Total retention receivables	18,588	20,033

Trade accounts and notes receivable, gross	621,319	441,256
Less: Allowance for doubtful accounts	(10,624)	(13,272)

Trade accounts and notes receivable, net	$610,695	$427,984

United States Securities and Exchange Commission

May 24, 2013

We assess the need for an allowance for doubtful accounts on a project-by-project basis. When there is a risk of non-payment related to customer credit risk, we record an allowance for doubtful accounts. Because of the nature of our customer base and our rigorous customer credit risk assessment process prior to entering into contracts, the level of our allowance for doubtful accounts is typically a very small percentage of our gross accounts receivable balance. To the extent that there is a risk of non-payment related to commercial or performance issues, we record an allowance against the valuation of contract work in progress within the contract. We have not recorded a provision for the outstanding retention receivable balances as of December 31, 2012 and 2011.

6.	Please disclose in future filings in total and for each segment the amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material. Please show us supplementally what the revised disclosure will look like.

Response:

We advise the Staff that such amounts are insignificant to Foster Wheeler. If the amount of backlog related to loss contracts becomes significant in the future, we confirm that we will add such disclosure.

7.	Please disclose in future filings the amounts of backlog that are firm but not yet funded in total and for each segment. Please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us supplementally what the revised disclosure will look like.

Response:

In response to the Staff’s comment, we will clarify our disclosure in future filings to include the amount of backlog that we expect to recognize as revenues in the following year. We advise the Staff that our backlog contains inconsequential amounts of work for the U.S. Government and therefore, the disclosure of amounts in backlog that are firm but not yet funded is not meaningful.

The following is an excerpt from page 54 of our Form 10-K, with our proposed additions and deletions identified by underlined and strikethrough text, respectively.

Backlog and New Orders

New orders are recorded and added to the backlog of unfilled orders based on signed contracts as well as agreed letters of intent, which we have determined are legally binding and likely to proceed. Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. The elapsed time from the award of a contract to completion of performance may be up to approximately four years. The dollar amount of backlog is not necessarily indicative of our future earnings related to the performance of such work due to factors outside our control, such as changes in project schedules, scope adjustments or project cancellations. We expect to earn approximately XX% of our revenues in backlog at December 31, 2012 from contract performance during 2013, although we cannot predict with certainty the portion of backlog to be ~~performed~~ earned in a given year. Backlog is adjusted quarterly to reflect new orders, project cancellations, deferrals, revised project scope and cost and sales of subsidiaries, if any.

United States Securities and Exchange Commission

May 24, 2013

8.	The amount of new orders for 2011 exceeds the amount of backlog recorded at the end of December 31, 2011. In addition the amount of new orders for 2012 represents approximately 95% of backlog as of December 31, 2012. In future filings, please clarify in your disclosures why new orders would exceed or represent such a high percentage of the amount of ending backlog for the year, including if this is due to you performing on a significant amount of new orders in the same year the projects were awarded. In this regard, we note your disclosure that the elapsed time from the award of a contract to completion of performance may be up to approximately four years. Please show us supplementally what the revised disclosure will look like.

Response:

We advise the Staff that at any point in time, our backlog is comprised of a portfolio of contracts in various stages of completion and that will be performed over varying periods of time. Thus, there is no consistent relationship between the level of new orders in any period in relation to the level of backlog at the end of any period. In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 54 of our Form 10-K, with our proposed additions and deletions identified by underlined and strikethrough text, respectively.

New orders are recorded and added to the backlog of unfilled orders based on signed contracts as well as agreed letters of intent, which we have determined are legally binding and likely to proceed. Backlog can fluctuate from one reporting period to the next due to the timing of new awards and when the contract revenue is recognized in our consolidated financial statements. The timing and duration of backlog execution is dependent upon the scope and type (or nature) of the work being executed. We expect to earn approximately XX% of our revenues in backlog at December 31, 2012 from contract performance during 2013, although we cannot predict with certainty the portion of backlog to be earned in a given year. The elapsed time from the award of a contract to completion of performance can be as short as several quarters and may be up to approximately four years. At any point in time, our backlog contains a portfolio of contracts at various stages of completion and that will be executed at varying rates over varying durations.

Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. ~~The elapsed time from the award of a contract to completion of performance may be up to approximately four years.~~ The dollar amount of backlog is not necessarily indicative of our future earnings related to the performance of such work due to factors outside our control, such as changes in project schedules, scope adjustments or project cancellations. ~~We cannot predict with certainty the portion of backlog to be performed in a given year.~~ Backlog is adjusted quarterly to reflect new orders, project cancellations, deferrals, revised project scope and cost and sales of subsidiaries, if any.

United States Securities and Exchange Commission

May 24, 2013

Item 8. Financial Statements and Supplementary Data, page 67

Consolidated Balance Sheet, page 71

9.	Please disclose in future filings the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2. Please show us supplementally what the revised disclosure will look like.

Response:

We advise the Staff that we do not have any significant loss contracts in our portfolio for the periods presented. In the future, if such amounts become significant, we will supply the required disclosure.

Note 1. Summary of Significant Accounting Policies, page 74

Revenue Recognition on Long-Term Contracts, page 74

10.	You disclose the amount of recognized claims as of each balance sheet date. Please confirm that the amounts presented also include amounts recognized on unapproved change orders and similar items subject to uncertainty and revise your disclosure in future filings to clarify this, if true. Otherwise, please include this disclosure in future filings. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1 and ASC 910-20-50-1a. Please show us supplementally what the revised disclosure will look like.

Response:

We advise the Staff that our disclosure of claims is inclusive of amounts related to unapproved change orders, subject, in all cases, to our assessment pursuant to ASC 605-35-25 of whether it is probable that the claims will result in additional contract revenue and the amount of revenue can be reliably estimated. Unapproved change orders or similar items subject to uncertainty that do not meet the above two requirements are included in contract costs without recognition of additional contract revenue. In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 75 of our Form 10-K, with our proposed addition identified by underlined text. Amounts are in thousands of U.S. dollars.

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims as additional contract revenue if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred~~.~~, which can include amounts from unapproved change orders where the above two requirements are met. Unapproved change orders or

United States Securities and Exchange Commission

May 24, 2013

similar items subject to uncertainty that do not meet the above two requirements are expensed without the recognition of additional contract revenue. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process. Our consolidated financial statements included commercial claims of $8,800 and $6,700 as of December 31, 2012 and 2011, respectively, while substantially all costs had been incurred as of each respective date.

11.	You disclose that you may defer pre-contract costs when it is probable that these costs will be recovered under a future contract, and that such deferred costs would then be included in contract costs upon execution of the anticipated contract. Please enhance your disclosure in future filings to clarify how you account for pre-contract costs on unsuccessful bids. Please show us supplementally what the revised disclosure will look like.

Response:

In order to enhance our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 75 of our Form 10-K, with our proposed addition identified by underlined text.

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. In the event that we defer pre-contract costs and we are not successful in obtaining the contract, we write off the deferred costs through our consolidated statement of operations in the period that we no longer assess recoverability of such costs as probable. Deferred pre-contract costs were inconsequential as of December 31, 2012 and 2011.

12.	Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1(b), as well as ASC 910-405-50-2. Please show us supplementally what the revised disclosure will look like.

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 76 of our Form 10-K, with our proposed new table identified by underlined text. Amounts are in thousands of U.S. dollars.

Contracts in Process and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts — Under long-term contracts, amounts recorded in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts may not be realized or paid, respectively, within a one-year period. In conformity with relevant industry accounting standards, however, the full amount of contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts is included in current assets and current liabilities, respectively on the consolidated balance sheet.

United States Securities and Exchange Commission

May 24, 2013

	December 31,	December 31,
	2012	2011
Costs and estimated earnings on uncompleted contracts:
Costs incurred on uncompleted contracts	$ XXX,XXX	$ XXX,XXX

Estimated earnings on uncompleted contracts	XXX,XXX	XXX,XXX

Gross costs incurred and estimated earnings on uncompleted contracts	XXX,XXX	XXX,XXX

Less: billings to date	XXX,XXX	XXX,XXX

Net liability position of contract portfolio	$(336,122)	$(384,098)

Balances included on the consolidated balance sheet:

Contracts in process	$228,979	$166,648

Billings in excess of costs and estimated earnings on uncompleted contracts	565,101	550,746

Net liability position of contract portfolio	$(336,122)	$(384,098)

Land, Buildings and Equipment, page 76

13.	The range of useful lives for equipment of three to thirty five years is very broad. In future filings, please breakout the equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range. Please show us supplementally what the revised disclosure will look like.

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below with conforming changes to Note 4.

The following is an excerpt from page 76 of our Form 10-K, with our proposed additions and deletion identified by underlined and strikethrough text, respectively.

Land, Buildings and Equipment — Depreciation is computed on a straight-line basis using estimated lives ranging from 10 to 50 years for buildings, from 20 to 35 years for power generation facilities and related equipment and from 3 to ~~35~~15 years for other equipment. Depreciation expense is allocated to cost of operating revenues or selling, general and administrative expenses based on the manner in which the underlying assets are deployed. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses, if any, are reflected in earnings.

Note 9. Guarantees and Warranties, page 100

14.	We note that your warranty liability for each period presented includes adjustments to the provisions. In future filings, please disclose the nature of these adjustments as well as the amount that relates to foreign currency translation for each period presented. Please show us in your supplemental response what the revisions will look like.

United States Securities and Exchange Commission

May 24, 2013

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 101 of our Form 10-K, with our proposed additions and deletions identified by underlined and strikethrough text, respectively. Amounts are in thousands of U.S. dollars.

Warranty Liability:	2012	2011	2010
Balance at beginning of year	$93,000	$100,300	$110,800
Accruals	29,100	31,000	27,200
Settlements	(13,000)	(19,600)	(13,100)
~~Adjustments to provisions, including foreign currency translation~~	~~(19,000 )~~	~~(18,700 )~~	~~(24,600 )~~
Adjustments to provisions*	(21,500)	(17,800)	(20,100)

Foreign currency translation	2,500	(900)	(4,500)

Balance at end of year	$90,100	$93,000	$100,300

*	Adjustments to the provisions represent reversals of warranty provisions that are no longer required.

Note 14. Business Segments, page 112

15.	In future filings, please disclose the identity of the segment that reports the revenues derived from your customers who represent more than ten percent of your revenues. See ASC 280-10-50-42.

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 114 of our Form 10-K, with our proposed addition identified by underlined text.

During 2012, one client of our Global E&C Group accounted for approximately 12% of our consolidated operating revenues (inclusive of flow-through revenues); however, the associated flow-through revenues included in this percentage accounted for approximately 11% of our consolidated operating revenues in 2012. A second client of our Global E&C Group accounted for approximately 26% and 25% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011 and 2010, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25% and 23% of our consolidated operating revenues in 2011 and 2010, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2012, 2011 or 2010.

16.	In future filings, please provide a reconciliation of the total of your reportable segments’ revenues to your consolidated revenues for each period presented. See ASC 280-10-50-30(a).

United States Securities and Exchange Commission

May 24, 2013

Response:

In order to clarify our disclosure and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 113 of our Form 10-K, with our proposed new table and other additions identified by underlined text. Amounts are in thousands of U.S. dollars.

We conduct our business on a global basis. In 2012, our Global E&C Group accounted for 71% of our total operating revenues, while our Global Power Group accounted for 29% of our total operating revenues. Our operating revenues by segment and on a consolidated basis are set forth below:

			2012 vs. 2011			2011 vs. 2010
	2012	2011	$ Change	% Change	2010	$ Change	% Change
Global E&C Group	$2,419,327	$3,443,079	$(1,023,752)	(29.7)%	$3,346,050	$97,029	2.9%

Global Power Group	995,308	1,037,650	(42,342)	(4.1)%	721,669	315,981	43.8%

Total	$3,414,635	$4,480,729	$(1,066,094)	(23.8)%	$4,067,719	$413,010	10.2%

Form 10-Q for the Quarter Ended March 31, 2013

General

17.	Please address the above comments in your interim filings as well, as applicable.

Response:

We confirm to the Staff that we will supplement our disclosure to address the Staff’s comments in future interim filings, as applicable.

Schedule 14A Filed March 26, 2013

Executive Compensation, page 35

2012 NEO Compensation Program, page 36

18.	We note your statement, in the first sentence of the second bullet point under this heading, that target total direct compensation is dependent in part on individual performance. Please supplementally advise us how individual performance is measured, whether there are discrete performance goals, and how individual performance affects total direct compensation. See Item 402(b)(vii) of Regulation S-K.

Response:

Individual performance can impact total direct compensation as follows.

As disclosed in our CD&A on page 43 of our proxy statement, when determining base salaries the Committee considers individual and business performance, the level of experience and responsibility of the executive and

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market data. With respect to individual performance, the CEO assesses each of the other Executives’ performance against our Performance Management System, which is a performance management tool used throughout the Company to measure and improve performance, and provides his assessment to the Committee for its consideration in making salary decisions. With respect to the CEO’s individual performance, the Committee makes recommendations to and the full Board assesses his performance. The Committee and the Board do not assign particular weight to any one factor, including individual performance, in making base salary decisions.

Our short-term incentive, or STI, compensation awards under our STI Plan are determined based on financial performance and rating of performance against key initiatives which are determined and approved by the Committee. The achievement of or progress toward the key initiatives are measured on a collective basis. They do not represent individual goals. At the end of the financial year, performance is assessed against these metrics.

The STI Plan also permits individual awards to be adjusted up or down in the discretion of the Committee. The Committee could take individual performance into account, based on its subjective determination as to each NEO’s individual performance, in exercising its discretion. As disclosed in our CD&A on page 44 of our proxy statement, no such adjustments were made for the year ending December 31, 2012.

Furthermore, as disclosed on page 46 of the proxy statement, in determining the value of equity to be awarded, the Committee considers, among other factors, an Executive’s performance.

How Compensation is Determined, page 39

19.	We note your statement under the heading “Role of the Committee and the Board of Directors” that while the Board determines compensation for the CEO based on recommendations made by the Committee, the Committee “approves” the compensation for the other Executives. Please advise us, and clarify in future filings, as to exact role of the Committee in determining the compensation for executives other than the CEO, and whether the Board, the Committee, or another actor sets compensation for these executives.

Response:

The Committee determines and approves the compensation for our NEOs, other than the CEO, including pay levels and incentive plan design. As described in our CD&A on pages 39-41 of our proxy statement, the Committee receives input from the CEO and the Compensation Consultant, as well as reviewing any relevant survey and peer group data.

In order to clarify our disclosure, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 39 of our proxy statement, with our proposed additions and deletions identified by underlined and strikethrough text, respectively.

Role of the Committee and the Board of Directors

The role of the Committee is to assist the Board of Directors in the discharge of its responsibilities relating to compensation of the CEO and other senior executives. The Board of Directors determines compensation for the CEO based on recommendations made by the Committee. The Committee determines and approves the compensation for the other Executives. When making its assessments and determinations, the Committee:

•	Evaluates ~~Considers~~ the total compensation for each individual by reviewing market data and benchmarking to comparable roles in similar companies and sectors;

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•	Considers the recommendations of the CEO and the advice of the Compensation Consultant;
•	Reviews the nature and scope of each Executive’s responsibilities and their effectiveness in supporting our short- and long-term goals; and
•	Reviews and evaluates performance against financial objectives and key initiatives.

Role of Management, page 41

20.	In future filings, please clarify whether the members of management mentioned in the first paragraph under this heading provide the Committee with input on compensation matters that pertain to them. Similarly, please clarify what considerations other than the CEO’s input the Committee takes into account in determining performance metrics to be used for incentive plan purposes.

Response:

While members of management may provide input on compensation matters generally, no members of management provide compensation recommendations with respect to their own pay. In addition, when determining performance metrics to be used for incentive plan purposes, the Committee considers the CEO’s input as well as the advice of the Compensation Consultant and its own judgment.

In order to clarify our disclosure, we will supplement future filings as noted below.

The following is an excerpt from page 41 of our proxy statement, with our proposed additions and deletions identified by underlined and strikethrough text, respectively.

Role of Management

Members of management (who are invited to attend Committee meetings as and when appropriate) provide the Committee with input on compensation matters including background information, data as requested by the Committee and management’s views on incentive plan design. They do not provide the Committee with input on their own pay levels. Committee meetings are regularly attended by the CEO, the Executive Vice President of Human Resources and the Executive Vice President and General Counsel.

The CEO provides the Committee with his evaluation of the Executives, other than himself. He makes compensation recommendations with respect to base salary, short-term incentive compensation and long-term incentive compensation for the Executives other than himself. ~~In addition, the CEO provides input on the performance metrics to be used for incentive plan purposes.~~ His recommendations, as well as advice from the compensation consultant, are the basis for discussion with the Committee; however, the Committee has final decision-making authority with respect to these Executives’ compensation.

In determining performance metrics to be used for incentive plan purposes, the Committee takes into account the CEO’s input on the performance metrics, as well as, from time to time, competitive data on annual incentive plan metrics used by the companies in the compensation peer group as provided by its compensation consultant.

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May 24, 2013

2012 STI Plan Performance Targets, page 44

21.	In future filings, please provide information regarding the “key initiatives,” including what they consist of, the metrics for measuring achievement of these goals, and actual performance. Please see Items 402(b)(v) and (vi) of Regulation S-K.

Response:

As indicated on page 44 of our proxy statement, in 2012 the key initiatives for the NEOs other than Mr. Nedelka were tied to achievement of, or progress toward, among other things, business winning, safety, organizational strategy and talent management. For Mr. Nedelka, the key initiatives in 2012 were tied to achievement of, or progress toward, key initiatives for the Global Power Group related to, among other things, business group strategy, safety and quality. In response to the Staff’s comment, we will supplement our disclosure in future filings by adding information similar to that shown below immediately after the table presented on page 44 of our proxy statement, with our proposed addition identified by underlined text.

The key initiatives for the NEOs are tied to achievement of, or progress toward those initiatives. Achievement of or progress toward the key initiatives are measured on a collective basis for each of our two business groups and our corporate center.

Key initiatives are approved by the Committee, based on recommendations from the CEO, generally during the first quarter of the year. Each quarter end, progress against the key initiatives is evaluated on a subjective basis by the CEO and management with support of quantitative metrics. After the end of the year, each business group and corporate center perform a detailed self-evaluation of progress and achievement toward each key initiative and present recommended ratings to the CEO. The ratings are reviewed and challenged by the CEO prior to the final proposal of the ratings to the Committee. The final ratings are presented to the Committee for review, evaluation and approval.

Each key initiative is given a proposed rating as measured against a 7-point scale, with achievement of 4 out of 7 representing achievement of target levels or 100%. The key initiatives are weighted equally and are used to calculate an overall key initiatives rating for each business group and for corporate center, which is converted into a percentage multiplier component.

Several metrics are utilized to support the evaluation of progress towards key initiatives and the recommendations to the Committee. Such metrics include a comparison of actual results against pre-agreed targets for the following:

•	total recordable injury rate (TRIR) and lost-time injury rates (LTIR);
•	bookings by geography and business line;
•	manufacturing quality (weld reject rates, rework costs and field make-good costs);
•	work-sharing among operating units;
•	acquisitions of new companies and integration of completed acquisitions;
•	acquisition and/or development of technology;
•	training of personnel; and
•	hiring of key personnel.

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Long-Term Incentive Compensation, page 45

22.	In future filings, please supplementally clarify the manner in which the awards were granted, and what portion of the awards was the result of exercises of discretion versus being determined in February as described in footnote one. See Item 402(b)(vi). In this regard, we note the grants to Mssrs. della Sala and Nedelka in November, 2012.

Response:

The Committee typically determines regular long-term incentive (LTI) awards at its February meeting. As disclosed in our CD&A on page 46 of our proxy statement, from time to time the Committee will grant equity awards outside of the regular LTI grant time frame to recognize a promotion, an increase in responsibilities or major contributions. In determining equity awards, whether at its February meeting or at other points during the year, the Committee considers the CEO’s recommendations (for awards to executives other than the CEO), the advice of the Compensation Consultant and relevant survey and peer group data. Mr. della Sala, who did not receive an equity award in February 2012, received an equity award in November 2012 as recognition of his contribution to Foster Wheeler and to incentivize him to refrain from retiring and to instead continue to serve until December 31, 2013, as disclosed in footnote three to the table on Page 46 of the CD&A. This award was granted in accordance with the terms of an amendment to his employment agreement. Mr. Nedelka received an equity award in November 2012 following the completion of the review and reorganization of our business structure. The award was granted to reflect his significant contribution to the business during the year and to foster his retention, as disclosed in footnote four to the table on Page 46 of our proxy statement.

In order to clarify our disclosure, we will supplement our future filings with additional details about equity grants made outside of the regular LTI grant time frame.

Summary Compensation Table for 2012, page 53

23.	In future filings, when there are significant changes in compensation year-on-year, such as in the compensation for Mr. Masters shown in this table, please include an expanded discussion to give context. In this case, including a discussion of Mr. Masters’ sign-on equity award would be appropriate.

Response:

In order to clarify our disclosure regarding the significant change in Mr. Masters’s compensation year-on-year and in response to the Staff’s comment, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from page 53 of our definitive proxy statement, with our proposed additional footnote disclosure identified by underlined text.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($) (1)		Non-Equity Incentive Compensation ($) (2)	Change in Pension Value ($) (3)	All Other Compensation ($)		Total ($)
J. Kent Masters (4)	2012	$1,050,000	$	$1,560,532		$676,471		$981,750	$ —	$800,144	(5)	$5,068,897
Chief Executive Officer	2011	$220,096	$	$7,818,985	(x)	$1,532,710	(x)	$87,300	$ —	$249,541		$9,908,632

(x) In connection with his appointment as Chief Executive Officer, effective October 1, 2011, and in accordance with the terms of his employment agreement, dated July 21, 2011, Mr. Masters received a sign-on equity award of RSUs with an economic value equal to approximately $4,500,000 as of the grant date, which had a grant date fair value of $4,499,996. In addition, in accordance with the terms of his employment agreement, dated July 21, 2011, for 2011 Mr. Masters received RSUs, PRSUs and stock options with an economic value equal to approximately $1,720,000, $1,290,000 and $1,290,000, respectively, as of the grant date. The grant date fair value of such awards was $1,719,981, $1,599,008 and $1,532,710, respectively.

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24.	Please supplementally advise us as to why the amount of equity compensation presented in this table varies from that discussed on pages 37, 46 and 55.

Response:

In accordance with FASB ASC Topic 718, equity compensation values in the Summary Compensation Table and the Grants of Plan Based Awards Table represent the grant date fair values of the equity awards, as determined in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Equity compensation amounts presented on pages 37 and 46 of the proxy statement represent the economic value of such awards, which differs from the fair value as determined in accordance with U.S. GAAP. We present the economic value of these awards in the CD&A because we believe it better reflects the perspective of the Committee and/or the Board, as the economic value of the equity awards is the dollar value considered by the Committee and/or the Board when making compensation decisions. On page 37, we clearly identify the value as the economic value of the LTI award. On page 46, in the lead-in to the table, the heading of the table and footnote one to the table, we clearly identify the values as representing the economic value of the LTI awards. As described on page 47 of our proxy statement under the heading “LTI Practices: Compensation Methodology and Timing of Awards,” the Committee determines the economic value of each award, which is then converted, as of the grant date, into an award of an absolute number of restricted share units with performance goals (“PRSUs”) or restricted share units (“RSUs”) by dividing the economic value of the award by 50% of the closing share price or the closing share price of Foster Wheeler common stock, respectively, on the grant date. A Black-Scholes formula is used to determine the number of stock options granted. As noted on page 37 of our proxy statement, we no longer grant stock options.

In order to clarify our disclosure, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from pages 47-48 of our proxy statement, with our proposed addition identified by underlined text.

LTI Practices: Compensation Methodology and Timing of Awards

Using a methodology approved by the Committee, the economic value of each award determined by the Committee is converted, at the grant date, into an award of an absolute number of PRSUs, RSUs and stock options, as follows:

•	The number of PRSUs granted is derived by dividing the economic value of the award by 50% of the closing share price of Foster Wheeler common stock on the grant date.

•	The number of RSUs granted is determined by dividing the economic value of the award by the closing share price of Foster Wheeler common stock on the grant date.

•

The number of stock options granted is determined using a Black-Scholes formula based upon, among other assumptions, an expected term computed using the average period between a three-year cliff vesting award and the full contractual term of the option and expected volatility based on the daily change in share price over the 36 months preceding the grant date, capped at 50%.

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The economic value of equity awards differs from the grant date fair value of such awards as presented in the Summary Compensation Table and the Grants of Plan-Based Awards Table included in this proxy statement. The calculation, in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, of the grant date fair value of awards is discussed in greater detail below in Note 1 to the Summary Compensation Table for 2012.

We do not have any process or practice to time the grant of equity awards in advance of our release of earnings or other material non-public information in a way that would be to the Executives’ advantage. Our policy is for the Committee to approve the awards for the applicable period which will then be granted during the next trading window. This ensures that equity awards are granted at the time that all material information has been disclosed. On the grant date, the number of PRSUs and RSUs and the number and strike price for the stock options, if any, are determined based on the closing share price of our shares on NASDAQ on that date. We do not backdate or re-price equity awards. Generally, regular cycle, annual awards are granted in the first open window following the February Committee Meeting. However, grants may be made at other times during the year, for example to reflect a promotion.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am available at +44 118 913 8775 to discuss these matters with you at your convenience. You may also contact Lisa Wood, Vice President and Controller, at +1 908 713 2801 to discuss these matters.

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Leland Benton, Staff Attorney, Securities and Exchange Commission
Craig Slivka, Special Counsel, Securities and Exchange Commission
Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission
Nudrat Salik, Staff Accountant, Securities and Exchange Commission